Lawney M. Tinio
PO Box 109
Milford, MA 01757


May 27, 2009


Board of Directors
Nasus Consulting, Inc.
83 Fisher Street
Miliville, MA 01504

Re: Resignation

Gentlemen:

Please accept this as notice of my resignation as a Director of
Nasus Consulting, Inc. effective May	2009.

Sincerely,


/s/ Lawney M. Tinio

LAWNEY M. TINIO